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                              FOR IMMEDIATE RELEASE

DREW INDUSTRIES INCORPORATED ANNOUNCES $8.00 PER SHARE CASH SELF-TENDER OFFER FOR UP TO 500,000 SHARES.

White Plains, NY-- Monday, May 1, 2000--Drew Industries Incorporated (AMEX(R):
DW) announced today that its Board of Directors has approved and authorized the Company to make a Tender Offer for up to 500,000 shares of its Common Stock at $8.00 per share, net to the seller in cash, subject to the terms and conditions set forth in the Offer to Purchase which will be mailed to current stockholders.

The Company may, but is not obligated to, purchase more than 500,000 shares of Common Stock pursuant to the Tender Offer. If more than 500,000 shares (or such greater number of shares as the Company elects to purchase) of Common Stock are properly tendered, the shares will be purchased on a pro rata basis from each stockholder who properly tendered their shares, except that all shares validly tendered by any stockholder who owns an aggregate of less than 100 shares, and tenders all such shares, will be purchased in their entirety prior to proration.

The Board of Directors believes that its purchase of shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value. The 500,000 shares represent 4.5% of the Company's currently outstanding Common Stock.

The Board of Directors has approved the Tender Offer. However, the Board makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the Tender Offer.

On April 28, 2000, the last trading day prior to the announcement of the Tender Offer, the AMEX(R) closing market price for Drew Industries Incorporated Common Stock was $7.0625 per share.

Stockholders may obtain further information by calling ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Tender Offer, at 800-550-8475 (toll free).

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal.

Drew, through its wholly-owned subsidiaries, Kinro, Inc., Lippert Components, Inc., Lippert Tire & Axle, Inc. and Coil Clip, Inc. supplies a wide variety of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. The Company operates 39 plants in 18 states.